Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

Company Launches PremierNotes

Duke Energy today launched a program called PremierNotes that will give the company access to a new and diversified source of capital and provide investors with an opportunity to earn attractive interest rates on money invested directly with the company.

PremierNotes is a notes program that provides individuals and other qualified investors an opportunity to make direct investments in new debt of the corporation.

How it works

Under the program, Duke borrows directly from investors by issuing notes. In return, our investors receive a competitive floating rate of interest that is attractive compared to other cash alternatives, like bank accounts, short-term CDs and money-market mutual funds, and their money is available when they need it.

The program will be open to the public, including employees.

Duke uses investments in the PremierNotes program to provide the company with an additional source of liquidity and to diversify its capital funding sources.

“As we continue to grow our business, having access to diversified funding sources at competitive rates is important to finance the capital requirements of the company in a cost-effective manner,” said Stephen G. De May, senior vice president, investor relations and treasurer.

The details: no investment fees/easy access to your money

—	Easy to invest and redeem your money.

—	The minimum balance is only $1,000, and you can make fast, free and easy redemptions over $250 by check or by phone.

—	There is a special arrangement for Duke Energy employees to start investing today for as little as $100 per month in order to attain the minimum balance.

—	There are no recurring sales or maintenance fees.

—	You get unlimited check-writing privileges over $250, and all your checks are free.

Getting started

To get started in the program, go to www.duke-energy.com/premiernotes or call 800-659-DUKE (3853) for more information on enrolling.

Employees should read through all the program materials and consider the risks before investing in the program.

Meeting next Monday

Employees can attend a meeting Monday, April 11, from noon to 1 p.m. in Charlotte to find out more about PremierNotes. Employees outside of Charlotte will be able to join the meeting. Look for more details this week.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Duke Energy Corporation has filed with the SEC, for more complete information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling toll free at 800-659-DUKE (3853).